

July 20, 2018

Norman George
Chief Executive Officer, President, Director
SW Innovative Holdings, Inc.
6666 Harwin, Suite 664
Houston, TX 77036

   Re: SW Innovative Holdings, Inc.
     Amendment No. 6 to Offering Statement on Form 1-A
     Filed July 13, 2018
     File No. 024-10801

Dear Mr. George:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A/A filed July 13, 2018

Cover Page

1. Please remove or explain your basis for your statement that there is a minimum amount of common shares that must be sold prior to you having access to the proceeds of this offering.

Plan of Distribution, page 14

2.   Please revise your Plan of Distribution section, Use of Proceeds section and anywhere else you deem appropriate to discuss how you will return funds to investors if you do not reach your stated minimum offering amount in compliance with Rule 10b-9 of the Exchange Act.

General

3.   Please include page numbers in your offering statement.

        Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

                                                Division of Corporation Finance
                                                Office of Telecommunications